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                               October 20, 2021

       David Marberger
       Executive Vice President and Chief Financial Officer
       Conagra Brands Inc.
       222 W. Merchandise Mart Plaza, Suite 1300
       Chicago, Illinois 60654

                                                        Re: Conagra Brands Inc.
                                                            Form 10-K for the
fiscal year ended May 30, 2021
                                                            Filed July 23, 2021
                                                            File No. 001-07275

       Dear Mr. Marberger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended May 30, 2021

       Notes to Consolidated Financial Statments
       Summary of Significant Accounting Policies
       Inventories, page 44

   1. We note your disclosure that you use the lower of cost (determined using the first-in, first-
                                                        out method) or market
for valuing inventories. Please tell us how your accounting policy is consistent with ASC
330-10-35-1B, which indicates that inventories should be
                                                        measured at the lower
of cost or net realizable value.
       8. Goodwill and Other Identifiable Intangible Assets, page 57

   2. Please revise future filings to provide, for each major intangible asset class, the disclosures required by
ASC 350-30-50-2(a) and (b).

                                                        We remind you that the
company and its management are responsible for the accuracy
 David Marberger
Conagra Brands Inc.
October 20, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameDavid Marberger                         Sincerely,
Comapany NameConagra Brands Inc.
                                                          Division of
Corporation Finance
October 20, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName